LSB Industries, Inc.

3503 NW 63rd Street, Suite 500

Oklahoma City, Oklahoma 73116

May 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attention: Juan Grana

Re:	LSB Industries, Inc.
Registration Statement on Form S-3
Filed on May 14, 2026
File No. 333-295904 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, LSB Industries, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on May 21, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel at (214) 651-5645 or Rosebud Nau at (214) 651-5367.

Very truly yours, LSB Industries, Inc.

By:	/s/ Mark T. Behrman
Mark T. Behrman President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Greg R. Samuel, Haynes and Boone, LLP
Rosebud Nau, Haynes and Boone, LLP